Exhibit 99(b)

August 13, 2014

Important Information for Our Shareholders:

Mercantile Bank Corporation is pleased to announce the availability of our Dividend Reinvestment and Stock Purchase Plan (the "Amended and Restated Plan"), which we believe provides our shareholders with an attractive and convenient way to reinvest cash dividends in shares of our common stock and to buy additional shares of our common stock through voluntary cash purchases. The Amended and Restated Plan amends and restates in its entirety the Mercantile Bank Corporation Dividend Reinvestment Plan that was described by our prospectus dated April 10, 2003. Computershare Trust Company, N.A., administers the Plan.

Shareholders who were enrolled in the Mercantile plan

Shareholders who were enrolled in the Mercantile plan prior to the merger between Mercantile Bank Corporation and Firstbank Corporation, which took place on June 1, 2014, will be automatically re-enrolled in the Amended and Restated Plan and need take no further action to remain enrolled.

Shareholders who were enrolled in the Firstbank Corporation plan

Shareholders who were enrolled in the Firstbank Corporation Dividend Reinvestment plan prior to the merger between Mercantile Bank Corporation and Firstbank Corporation will not be automatically enrolled in the Mercantile Amended and Restated Plan. Some terms of the Mercantile Amended and Restated Plan differ from terms of the Firstbank plan. For example, in the Mercantile Amended and Restated Plan, dividends are reinvested at market price as determined according to the description in the prospectus, rather than at 95% of market price as had been the case in the Firstbank plan. If you wish to be enrolled in the Mercantile Amended and Restated Plan, you must complete the enclosed enrollment materials. If you do not wish to enroll, there is no action you need to take.

Need to complete share exchange for Firstbank shares

In order to enroll in the Mercantile Amended and Restated Plan, shareholders of Firstbank Corporation prior to the merger with Mercantile Bank Corporation, must have completed the exchange of your Firstbank Corporation shares for Mercantile shares. Furthermore, as a reminder for those shareholders who have not yet exchanged their certificated shares, your cash dividends will be held in escrow by Computershare until such time as your exchange of shares is completed, as described more fully in the Agreement and Plan of Merger.

Shareholders who were not enrolled in either plan

Shareholders who were not enrolled in either the Mercantile plan or the Firstbank plan prior to the merger between Mercantile Bank Corporation and Firstbank Corporation will not be automatically enrolled in the Amended and Restated Plan. If you wish to enroll, you must complete the enclosed enrollment materials. If you do not wish to enroll, there is no action you need to take.

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310 LEONARD ST. NW	GRAND RAPIDS, MI 49504

www.mercbank.com

Array of features

The Amended and Restated Plan contains an array of features that will allow you to:

•	reinvest all or part of your cash dividends in shares of our common stock
•	invest voluntary cash payments (up to $200,000 per calendar year) in shares of our common stock
•	deposit shares of our stock in the plan for safekeeping
•	sell the shares you hold in the plan, including market order sales

Resumption of plan activity

As former participants in the plan may recall, activity was suspended during the pendency of the merger between Mercantile and Firstbank. Plan activity will resume on the effective date of the prospectus, and, for shareholders enrolled in the Amended and Restated Plan by the dividend record date of September 12, 2014, the regular quarterly cash dividend on common stock payable on September 24, 2014, as well as future dividends will be reinvested according to terms of the Amended and Restated Plan.

Participation in the Amended and Restated Plan is entirely voluntary. If you wish to discontinue your participation, you may do so at any time by giving notice to Computershare as specified in the enclosed Amended and Restated Plan prospectus.

There are no fees associated with reinvestment of dividends, but there are certain transaction fees associated with purchases and sales under the Amended and Restated Plan. The enclosed prospectus summarizes the current fees as well as the Amended and Restated Plan's terms and conditions, and other features. Please read the prospectus carefully and keep it for future reference.

We hope that you will find the Amended and Restated Plan to be an attractive means for increasing your investment in our company. If you have questions or need additional information, please contact Computershare toll free at 1-800-733-5001.

Sincerely,

Michael H. Price

President and Chief Executive Officer

Enclosures